Mail Stop 3561								July 11, 2005

Via U.S. Mail and Fax (763) 504-3060

Steven Bell
Chief Financial Officer
Multiband Corp
9449 Science Center Drive
New Hope, MN 55428

Re:	Multiband Corp
	Form 10-K/A for the year ended December 31, 2004
      Filed May 25, 2005

      Form 10-Q for Fiscal Quarter Ended May 31, 2005

	File No. 0-13529

Dear Mr. Bell:

We have reviewed your supplemental response letter dated May 25,
2005
as well as your filing and have the following comments. As noted in our comment letter dated May 17, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K/A for the year ended December 31, 2004

1. We note your response to comment 1 in our letter dated May 7, 2005. Please note that since your EBITDA calculation includes `loss from discontinue operations` and `other non cash expense associated with common stock issuance` it should not be characterized as EBITDA which is `earnings before interest, taxes and depreciation and amortization`. Revise the title of this measure to provide a definition that clearly identifies the adjustments and how the measure is being calculated. For additional guidance refer to our adopting release http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that states that a non-GAAP measure that is calculated differently than EBITDA should not be characterized as EBITDA.


2. We refer to your response to comment 2. Since you disclose that you manage your business based on your cash flows, it appears that you are also using EBITDA as a measure of liquidity and therefore it should be reconciled to cash flows from operating activities.

3. If you believe that EBITDA is a measure of operating performance tell us why you feel that it is appropriate to exclude recurring operating expenses from EBITDA. For example, absent the non-cash compensation plans, it appears that employees would likely have received additional cash compensation. Note that the guidance in Question 8 of our Frequently Asked Questions document on non-GAAP measures, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, requires you to demonstrate the usefulness of any measure that excludes recurring items and to provide comprehensive disclosure if such a presentation can be reasonably justified. Please provide additional justification regarding the economic substance of this measure.
In
addition, if you continue to believe that such presentation is appropriate, tell us and disclose in more detail the material limitations of this measure in light of the exclusions discussed above and the manner in which management compensates for these limitations


4. We note your response to comment 5. Based on your disclosure that as a master system operator for DirecTV you earn a fixed percentage based on the net cash received by DirecTV for recurring monthly services and a variable amount depending on the number of activations in a given month, it is still unclear to us why you recognize revenue for video programming on a gross basis. Revise or advise.

In addition, addressing EITF 99-19, tell us why you believe that you act as a principal with regard to the revenue generated from voice, data and cable services.


5. With regard to your response to our prior comment 6 and considering that you act as an agent in your relationship with DirecTV, tell us in more detail why you believe that it is appropriate under Paragraph 17 of SFAS 131 to aggregate your operating segments. Also, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. For additional guidance, refer to paragraph 10 and 127 of SFAS 131 and EITF Issue No. 04-10.


Form 10-Q for the quarter ended March 31, 2005

6. To the extent applicable, revise to comply with the comments above.









*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al
Rodriguez, Staff Accountant, at (202) 551-3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions. Please file your response letter on EDGAR.



							Sincerely,

							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director




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Steven Bell
Multiband Corp
July 11, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE